Exhibit 17.1

RESIGNATION

April 29, 2011

Power Solutions International, Inc. (f/k/a Format, Inc.)

3553 Camino Mira Costa

Suite E

San Clemente, California 92672

Reference is made to that certain Agreement and Plan of Merger, dated as of April 29, 2011 (the “Merger Agreement”), by and among Power Solutions International, Inc. (f/k/a Format, Inc.), a Nevada corporation (“Parent”), PSI Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and The W Group, Inc., a Delaware corporation. Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed thereto in the Merger Agreement

The undersigned, Ryan A. Neely, hereby irrevocably resigns (1) (A) from any and all employee and officer positions held by the undersigned, or which the undersigned may be deemed to hold, with Parent and any of its subsidiaries and affiliated entities directly or indirectly related thereto (the subsidiaries and affiliated entities of Parent being collectively referred to as, the “Affiliated Entities”), and (B) from the board of directors (or similar governing body), including any and all committees thereof, of each of the Affiliated Entities on which the undersigned serves as a member, in each case effective immediately following the Closing and the closing of the Private Placement, and (2) from the board of directors of Parent, including any and all committees thereof on which the undersigned serves as a member, effective as of the later of (X) the date that is ten days after the date on which Parent shall have caused the Information Statement to be filed with the Commission and mailed to Parent Shareholders, and (Y) immediately following the Closing.

Sincerely yours,

By:	/s/ Ryan A. Neely
Ryan A. Neely